SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                                Commission File Number 1-8009
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(Check One):        [X]   Form 10-K      [ ]   Form 20-F    [ ]   Form 11-K
                    [ ]   Form 10-Q      [ ]   Form N-SAR   [ ]   Form N-CSR

For Period Ended:  December 31, 2002

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:          Not Applicable
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Read Attached Instruction Sheet before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:    Not Applicable
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                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant:      ROHN Industries, Inc.
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Former name if applicable:    UNR Industries, Inc.
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Address of principal executive office (Street and number):  6718 West Plank Road
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City, State and Zip Code:     Peoria, Illinois  61604
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                                  PART II
                           RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                                  PART III
                                 NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period:

     ROHN Industries, Inc. (the "Company") completed the sale of a substantial portion of its assets on December 31, 2002 in one transaction with a special purpose entity created by the lenders under the Company's bank credit facility and another transaction with a different unrelated third party. The Company expects to receive a substantial tax refund as a result of the consummation of these transactions and the operating loss for the year ended December 31, 2002. In connection with the sale of the assets to the lenders under the Company's bank credit facility, the Company and the lenders entered into an amended and restated credit facility on December 31, 2002. In addition, in late 2002 and early 2003, the Company announced that it was exiting the equipment enclosures business and consolidating its manufacturing operations currently conducted at its facilities in Peoria, Illinois and Frankfort, Indiana at its facilities in Frankfort.

     The Company's annual report on Form 10-K for the year ended December 31, 2002 cannot be filed within the prescribed time period because the Company's audited financial statements for the year ended December 31, 2002 could not be completed within the prescribed time period without unreasonable effort or expense. This is primarily due to: (i) the need to resolve certain outstanding, open items in connection with the accounting for and treatment of the transactions described in the paragraph above,
(ii) certain issues relating to and resulting from the possible inclusion in the audit report relating to the Company's audited financial statements of a going concern qualification, including ongoing negotiations with the lenders under the Company's bank credit facility regarding the terms of a waiver of a breach of a covenant in the Company's amended and restated credit agreement that would result from the inclusion of such a going concern qualification in the audit report, and (iii) turnover of key financial and accounting personnel during and since the fourth quarter of 2002, including the resignation of the Company's chief financial officer and the appointment of a new chief financial officer. Without complete audited financial statements, the narrative portions of the annual report on Form 10-K could not be completed. The Company anticipates that its annual report on Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date.


                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

             John W. Castle                    (765) 654-4491
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               (Name)                  (Area code and Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X]  Yes    [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X]  Yes    [  ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Sales, gross profit, earnings per share and net income were significantly lower for the year ended December 31, 2002 than for the prior year. Net sales for 2002 were $105.9 million compared to $238.1 million in 2001, a decrease of $132.2 million or 55.5%. The ongoing business (the Tower Structures and Construction segments) had net sales of $81.4 million in 2002 compared to $133.2 million in 2001, a decrease of $51.8 million or 38.9%. The decrease in the sales of Tower Structures was due to the slow down in the build out of cellular service areas by the telecommunication industry. Due to capital constraints, both carriers and build-to-suit providers significantly curtailed the expansion of service to new areas. Gross profit for 2002 was $0.5 million compared to $22.8 million in 2001, a decrease of 98%. The Company's net income in 2002 was a loss of $36.15 million compared to a net income of a loss of $1.61 million in 2001. Earnings per share in 2002 were a loss of $0.88 per basic and fully diluted share. This included a loss of $0.68 per basic and diluted share for the ongoing business segments and $0.20 per basic and diluted share for discontinued operations. The earnings per share in 2001 were a loss of $0.04 per basic and diluted share. These results of operations may change as the Company finalizes its financial statements and the Company's independent auditors complete their audit.

                           ROHN Industries, Inc.
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:  March 31, 2003                     By:  /s/ John W. Castle
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                                          Name:  John W. Castle
                                          Title: Chief Financial Officer